ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Investment Managers Series Trust		07873111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 1, 2012	December 3, 2011 to December 3, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Ramius Strategic Volatility Fund, a series of:
Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

CONSIDERATION AND APPROVAL OF RIDER TO FIDELITY BOND

RESOLVED, that the Ramius Strategic Volatility Fund be, and hereby is, added to the fidelity bond issued by ICI Mutual Insurance Company; and

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and hereby is directed to make the filings and give notices required by Rule 17g-1 under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the officers of each Fund, be and hereby, are authorized to execute and deliver such documents as may be required to effectuate the foregoing resolutions, to pay any premium as may from time to time be required, and to take such further action as may be required by applicable laws, rules or regulations in connection with implementing any of the foregoing resolutions.

Investment Managers Series Trust

Rule 17g-1(g)(1)

There was no additional premium for the addition of Rider No. 9.  The Policy period for Rider No. 9 is October 1, 2012 to December 3, 2012.